FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2005

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated February 7, 2005- Private Placement Closed

2.

Material Change Report February 7, 2005

3.

Section 111 Filing February 8, 2005

4.

Interim Financial Statements- Quarter Ending December 31, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: March 21, 2005

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)

DATE: February 7, 2005

______________________________________________________________________________________

LOGAN RESOURCES LTD.- PRIVATE PLACEMENT COMPLETION AND EARLY WARNING REPORT

Logan Resources Ltd. (the “Company”) is pleased to announce that it has completed a non-brokered private placement consisting of 1,666,667 units (the "Units") at a price of $0.30 per Unit.  The Units consisted of one common share and one share purchase warrant (the "Warrants").  One Warrant entitles the holder to purchase one additional common share at a price of $0.40 per share for a period of one year from closing.  The Warrants contain a “blocking provision” such that the Warrants are not exercisable if, as a result of such exercise, the investor would hold greater than 18% of the outstanding shares of the Company.  The proceeds of the offering ($500,000) will be used for working capital and the exploration of existing mineral properties in BC, the Yukon and Saskatchewan.

The Units were purchased by Greyling Investments, Inc. ("Greyling").  Upon completion of the private placement, Greyling holds 1,666,667 common shares and Warrants to purchase a further 1,666,667 shares in the capital of the Company, representing approximately 18.7% of the outstanding common shares (assuming exercise of all of the Warrants and no issuance of any additional securities).  The Units were acquired by Greyling in a private transaction for investment purposes.  Greyling may in the future increase or decrease its ownership of securities of the Company from time to time depending upon the business and prospects of the Company and future market conditions.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently owns six precious and base metal properties in British Columbia, the Yukon and Saskatchewan.

ON BEHALF OF THE BOARD

“Seamus Young”

Seamus Young

President

For further information contact:
Logan Resources Ltd.
Mr. Seamus Young, President

720– 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1.

Name and Address of Company

Logan Resources Ltd
720-425 Howe Street
Vancouver, BC,  V6C 2B3

Item 2.

Date of Material Change

February 4, 2005

Item 3.

News Release

The news release was issued on February 7, 2005 and disseminated through Stockwatch and CCN Matthews.

Item 4.

Summary of Material Change

The Company completed a private placement.

Item 5.

Full Description of Material Change

Please see attached news release dated February 4, 2005.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

For more information, please contact Seamus Young, President at 604.689.0299.

DATED February 7, 2005

LOGAN RESOURCES LTD.
Per:	“Seamus Young”
SEAMUS YOUNG
President

Report Pursuant To Section 111 of the Securities Act (British Columbia) and
Section 176 of the Securities Act (Alberta)

1. The name and address of the offeror:

Greyling Investments, Inc. (the "Offeror")
PO Box 268, Grand Cayman
Cayman Islands, B.W.I.

2. The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

The Offeror acquired an aggregate of 1,666,667 Units of Logan Resources Ltd. ("Logan") through a private placement which closed on February 2, 2005.

3. The designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

The Offeror now owns 1,666,667 common shares and warrants to purchase a further 1,666,667 common shares in the capital of Logan representing approximately 18.7% of the outstanding shares (assuming exercise of all of the Warrants and no other outstanding warrants or options).  The warrants are subject to a blocking provision restricting exercise if such would increase the Offeror’s holdings to greater than 18%.

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a) the Offeror, either alone or together with any joint actors, has ownership and control;

See paragraph  above.

(b) the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

N/A

(c) the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

N/A

5. The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The shares referenced in Item  above were purchased through a private transaction.

6. The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Units were acquired for investment purposes. The Offeror may in the future increase or decrease its ownership of securities of Logan from time to time depending upon the business and prospects of Logan and future market conditions.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

8. The names of any joint actors in connection with the disclosure required by this Report:

N/A

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

N/A

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

N/A

DATED at Texas the 7th day of February 2005.

GREYLING INVESTMENTS, INC.
Per:	Signed “Charles Vickers”
F.C. Vickers, President

Logan Resources Ltd.

3rd Quarter Financial Statements

December 31, 2004 and 2003

(Unaudited)

(These financial statements have not been reviewed by the auditor)

Logan Resources Ltd.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	December 31	March 31
	2004	2004
	$	$
	(unaudited)	(audited)
Assets
Current Assets
Cash	–	63,634
Amounts receivable	6,626	7,806
Prepaid expenses	6,649	–
Mining exploration tax credit receivable	11,768	11,768
Marketable securities	36,000	–
Due from related parties	5,014	–
	66,057	83,208
Property Bonds	5,000	5,000
Property and equipment [Note 3]	3,145	197
Cash committed for mineral exploration [Note 5[a](iii)]	210,227	66,375
Mineral Properties [Note 4]	936,158	558,424
	1,220,587	713,204

Liabilities
Current Liabilities
Cash borrowed from flow-through funds	153,379	–
Accounts payable and accrued liabilities	33,296	95,771
Due to related parties [Note 6]	54	66,500
	186,729	162,271

Shareholders' Equity
Capital Stock [Note 5]	4,733,764	3,848,793
Contributed Surplus	126,775	9,085
Common Shares Subscribed	–	132,750
Deficit	(3,826,681)	(3,439,695)
	1,033,858	550,933
	1,220,587	713,204

Contingent Liability [Note 1]

Subsequent Events [Note 8]

"Seamus Young"	"Judith Mazvihwa”
Seamus Young, Director	Judith T. Mazvihwa, Director

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficits

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2004	2003	2004	2003
	$	$	$	$

Revenue	–	–	–	–

Expenses
Accounting and audit	1,750	(10)	9,024	4,022
Administration salaries	17,942	609	67,646	609
Amortization	156	–	468	–
Investor relations	9,903	–	41,575	–
Legal	20,081	–	42,109	3,707
Loss on write-of of mineral properties	–	–	1,285	–
Management fees [Note 7]	7,500	7,500	23,070	22,500
Office, rent and telephone	12,045	3,976	25,523	11,245
Stock-based compensation [note 6]	6,540	–	122,100	–
Transfer agent and regulatory	7,755	5,910	19,297	14,379
Travel and promotion	17,828	3,079	36,891	7,650
Gain on option of property	–	–	(2,000)	–

	101,500	21,064	386,988	64,112
Net Loss for the Period	(101,500)	(21,064)	(386,988)	(64,112)

Deficit, Beginning of Period	(3,725,181)	(3,335,124)	(3,439,693)	(3,292,076)
Deficit, End of Period	(3,826,681)	(3,356,188)	(3,826,681)	(3,356,188)
Loss per share - basic and diluted	(0.01)	(0.002)	(0.03)	(0.01)
Weighted average shares outstanding	12,793,176	8,790,756	12,492,138	8,545,756

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2004	2003	2004	2003
	$	$	$	$
Operating Activities
Net Loss for the Period	(101,500)	(21,064)	(386,988)	(64,112)
Items not involving cash:
Amortization	156	–	468	–
Loss on write-off of mineral properties	–	–	1,285	–
Stock-based compensation	6,540	–	122,100	–
Gain on option of property	–	–	(2,000)	–

Changes in non-cash working capital items
Amounts receivable	22,692	26,577	1,180	30,284
Prepaid expenses	(2,340)	–	(6,649)	(100)
Due from related parties	14,986	–	(5,014)	–
Cash borrowed from flow-through funds	153,379	–	153,379	–
Accounts payable and accrued liabilities	(20,935)	(11,996)	(62,475)	7,243
Due to related parties	(125,349)	15,852	(66,446)	57,496

	(52,371)	9,369	(251,160)	30,811

Financing Activities

Share capital issued	410,161	51,000	880,563	103,000
Less share subscriptions received in prior period	(321,091)	–	(132,750)	–
Less committed for mineral exploration	(17,014)	–	(210,227)	–

	72,056	51,000	537,586	103,000

Investing Activities

Acquisition of property plant and equipment	–	–	(3,416)	–
Acquisition of and expenditures on mineral properties	(81,060)	(10,485)	(413,019)	(155,153)
Less financed by cash committed for mineral exploration	–	–	66,375	–

	(81,060)	(10,485)	(350,060)	(155,154)

Increase (Decrease) in Cash and Cash Equivalents	(61,375)	49,884	(63,634)	(21,343)

Cash and Cash Equivalents - Beginning of the Period	61,375	(49,241)	63,634	21,985

Cash and Cash Equivalents - End of the Period	–	643	–	643

Non-cash Financing and Investing Activities
Shares received for option payments	–	–	38,000	–
Issuance of shares for agent's commissions	18,580	–	18,580	–

Supplemental Disclosures
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

December 31, 2004 and 2003

(Expressed in Canadian Dollars)

(Unaudited)

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.

Significant Accounting Policies

[a]

Basis of presentation

The interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended March 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended March 31, 2004.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

[c]

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to Be cash equivalents.

[d]

Marketable Securities

Marketable securities are recorded at cost.  The carried amount is reduced to market value where there has been a decline in value below cost, that is other than temporary.

[e]

Property and equipment

Property and equipment is recorded at cost and is amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Office furniture and equipment

20%

Computer equipment

25%

Field equipment

25%

[f]

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[g]

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset. To December 31, 2004, no impairment losses have been recorded.

[h]

Financial instruments

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and due from and to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[i]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[j]

Stock-based compensation plans

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to employees or non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued.  See Note 5[b].

[k]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the period’s presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[l]

Comparative figures

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

3.

Property and Equipment

	Cost $	Accumulated Amortization $	December 31, 2004 Net Carrying Value $ (unaudited)	March 31, 2004 Net Carrying Value $ (audited)

Computer equipment	1,050	1,001	49	197
Office furniture & equipment	406	38	368	–
Field Equipment	3,010	282	2,728	–
	4,466	1,321	3,145	197

4.

Mineral Properties

Acquisition costs and exploration expenditures incurred during the 9 months ended December 31, 2004, on the properties, are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total December 31 2004 $ (unaudited)	Total March 31 2004 $ (audited)

Redford Property [[a] below]
Beginning of period	4,687	125,055	129,742	77,287
Incurred during the period	27,601	120,301	147,902	52,455

End of period	32,288	245,356	277,644	129,742

Albert Creek Property [[b] below]
Beginning of period	34,000	161,555	195,555	165,873
Incurred during the period	–	937	937	29,682
Recoveries	(34,000)	–	(34,000)	–

End of period	–	162,492	162,492	195,555

4.

Mineral Properties (continued)

	Acquisition Costs $	Exploration Expenditures $	Total December 31 2004 $ (unaudited)	Total March 31 2004 $ (audited)

Antler Creek Property [[c] below]
Beginning of period	28,773	27,906	56,679	51,099
Incurred during the period	–	500	500	5,580

End of period	28,773	28,406	57,179	56,679

Shell Creek Property [[d] below]
Beginning of period	63,000	23,992	86,992	16,268
Incurred during the period	101,275	96,491	197,766	70,724

End of period	164,275	120,483	284,758	86,992

Heidi Property [[e] below]
Beginning of period	40,000	49,456	89,456	–
Incurred during the period	40,000	10,320	50,320	89,456

End of period	80,000	59,776	139,776	89,456

Carswell Property [[f] below]
Beginning of period	–	–	–	–
Incurred during the period	12,692	1,617	14,309	–

End of period	12,692	1,617	14,309

Iron Horse Property [[g] below]
Beginning of period	–	–	–	–
Incurred during the period	–	1,285	1,285	20,883
Write-down on disposal	–	(1,285)	(1,285)	-20,883

End of period	–	–	–	–

Total	318,028	618,130	936,158	558,424

[a]

Redford Property (Alberni Mining Division, B.C.)

The Company owns 25 claims (432 units) obtained by staking, of which 20 claims (345 units) were staked during the year-to-date period.

[b]

Albert Creek Property (Liard Mining Division, B.C.)

The Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% Net Smelter Return (“NSR”) Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. To exercise the second stage (24%) the Company issued 240,000 shares and must incur a further $100,000 ($87,492 incurred as at December 31, 2004) of exploration expenditures by September 30, 2005. To exercise the third stage (25%) the Company must issue a further 360,000 shares by September 30, 2007. The Company will then retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the Optionors by September 30, 2008.

Pursuant to an option agreement dated April 15, 2004, amended September 7, 2004, the Company granted an option to a third party to earn the Company’s 51% interest in the Albert Creek Property.

To earn this interest the Optionee issued 150,000 of its shares and must incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005 (extended);

[ii]

a further $100,000 on or before February 15, 2006; and

[iii]

a further $100,000 on or before February 15, 2007.

Upon completion of the above expenditures, the Optionee will have the right to earn a further 20% interest in the property by delivering a bankable feasibility study.

[c]

Antler Creek Property (Cariboo Mining Division, B.C.)

Pursuant to an Option Agreement dated May 23, 2000 and amended June 21, 2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company. During 2003, the Company acquired the claims, subject to a 2% NSR Royalty retained by the Optionors, by issuing 100,000 shares at a fair value of $12,000.

[d]

Shell Creek Property (Dawson Mining District, Y.T.)

The Shell Creek property consists of 488 mineral claims in the Dawson Mining District, Yukon Territory.  418 claims were acquired through staking during the year-to-date period and the remaining 70 are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR Royalty.  In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]

$10,000 to be paid to cover certain expenditures (paid);

[ii]

a further $15,000 to be paid within five business days from the date of acceptance of the option agreement by the TSX Venture Exchange (paid);

[iii]

a further $25,000 to be paid on or before January 1, 2004 (paid);

[iv]

a further $30,000 to be paid on or before January 1, 2005 (paid);

[v]

a further $35,000 to be paid on or before January 1, 2006; and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

[d]

Shell Creek Property (Dawson Mining District, Y.T. - continued)

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 100,000 shares to be issued on or before July 1, 2003 (issued);

[iii]

a further 200,000 shares to be issued on or before January 1, 2004 (issued);

[iv]

a further 100,000 shares to be issued on or before January 1, 2005;

[v]

a further 100,000 shares to be issued on or before January 1, 2006;

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (date extended by the Optionor);

[ii]

$350,000 in aggregate before January 1, 2005;

[iii]

$650,000 in aggregate before January 1, 2006;

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

[e]

Heidi Property (Mayo Mining District, Y.T.)

The Company entered into an Option Agreement on April 8, 2003 to acquire a 100% interest, subject to a 2% NSR Royalty, in the Heidi Mineral Claims located in the Mayo Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $10,000 six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[iii]

a further $15,000 to be paid on or before January 15, 2004 (paid);

[iv]

a further $15,000 to be paid on or before July 15, 2004 (paid;)

[v]

a further $17,500 to be paid on or before January 15, 2005 (paid);

[vi]

a further $17,500 to be paid on or before July 15, 2005;

[vii]

a further $20,000 to be paid on or before January 15, 2006;

[viii]a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares to be issued six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[iii]

50,000 shares to be issued on or before January 15, 2004 (issued);

[iv]

50,000 shares to be issued on or before July 15, 2004;

[v]

100,000 shares to be issued on or before January 15, 2005;

[vi]

100,000 shares to be issued on or before July 15, 2005;

[vii]

100,000 shares to be issued on or before January 15, 2006;

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005;

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

[f]

Carswell Property (Saskatchewan)

During the period, the Company staked 2 claims covering a total area of 7,604 hectares on the Carswell Dome Formation, Saskatchewan.

[g]

Iron Horse Property (Osoyoos Mining District, B.C.)

The Company entered into an Option Agreement on April 8, 2003 to acquire the Iron Horse and Bolivar Mineral Claims, located in the Osoyoos Mining District, British Columbia.  During the period, the Company terminated the option agreement, in order to focus its resources on other properties. The expenditures incurred totalling $1,285 (March 31, 2004 - $20,883) have been written-off.

The following table represents exploration expenditures incurred during the period:

	Albert Creek $	Antler Creek $	Carswell $	Heidi $	Iron Horse $	Redford $	Shell Creek $	Total $

Assaying and sampling	–	–	–	–	–	20,341	8,718	29,059
Camp costs	–	–	–	–	–	5,339	912	6,251
Drilling	–	–	–	–	–	43,893	–	43,893
Equipment storage, rental and maintenance	–	–	–	–	–	344	–	344
Filing and recording	–	–	–	375	585	15,459	–	16,419
Geochem surveys	–	–	–	–	–	–	22,804	22,804

4.

Mineral Properties (continued)

	Albert Creek $	Antler Creek $	Carswell $	Heidi $	Iron Horse $	Redford $	Shell Creek $	Total $

Geology	–	–	1,616	2,000	200	26,040	27,617	57,473
Geophysics	–	–	–	1,225	–	–	3,935	5,160
Helicopter	–	–	–	1,429	–	–	1,429	2,858
Mapping and surveying	–	–	–	–	–	–	13,229	13,229
Supervision and assistance [Note 6]	938	500	–	3,425	500	6,738	13,700	25,801
Travel	–	–	–	1,867	–	2,147	4,147	8,161

	938	500	1,616	10,321	1,285	120,301	96,491	231,452

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying British Columbia mineral exploration expenditures incurred.  METC’s, totalling $11,768, were accrued at March 31, 2004 and were still receivable at December 31, 2004.

5.

Share Capital

Authorized: 100,000,000 common shares without par value

	Number of shares	Value $

Issued and allotted as at March 31, 2003 (audited)	8,075,752	3,636,076

Issued during 2004 for:

Mineral property option payments	940,000	103,000
Options exercised	312,000	62,400
Warrants exercised	315,424	57,717
Less subscriptions receivable (received subsequently)	–	(10,400)

Issued as at March 31, 2004 (audited)	9,643,176	3,848,793

Issued during the period (unaudited) for:

Cash - flow-through (note 5[a] below)	2,512,000	478,000
Cash – non-flow-through (note 5[a] below)	2,147,365	386,841
Options exercised	100,000	20,000
Option value allocated from contributed capital upon exercise	–	4,410
Warrants exercised	63,000	12,600
Agents commissions	74,318	18,579
Subscriptions from prior year - paid	–	10,400
Less agents commissions – cash and stock	–	(25,859)
Less option payments receivable	–	(20,000)

Issued as at December 31, 2004 (unaudited)	14,439,859	4,733,764

[a]

Private placements

[i]

During 2004, the Company completed a private placement of 186,700 flow-through units at a price of $0.15 per unit for proceeds of $28,005. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.20 per share expiring May 22, 2004.

Pursuant to the flow-through shares issued, the Company was committed to spend $28,005 on Canadian Exploration Expenditures (“CEE”), which was spent prior to December 31, 2003. A total of $28,005 of CEE was renounced in favour of subscribers effective December 31, 2003.

[ii]

On April 23, 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for proceeds of $450,000. One-half of the units are flow-through units. Each flow-through unit consists of one flow-through common share and one share purchase warrant. The other half of the units are non-flow through units with each unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring April 22, 2005. The finders’ fee of 120,000 common shares was rescinded during the period.

Pursuant to the flow-through shares issued, the Company was committed to spend $225,000 on Canadian Explorations Expenditures (“CEE”) which was spent prior to December 31, 2004.

[iii]

On October 13, 2004, the Company closed a non-brokered private placement of 1,659,365 units, consisting of 647,365 non-flow-through units and 1,012,000 flow-through units, all at a price of $0.25 per unit, for total proceeds of $414,841. Each non-flow-through unit consists of one common share and one share purchase warrant and each flow-through unit consists of one flow-through common share and one-half of one warrant. One whole warrant entitles the holder to purchase one additional common share exercisable at a price of $0.35 per share expiring April 13, 2006 (1,053,365 shares) and April 25, 2006 (100,000 shares). The Company paid finders’ fees of 74,318 common shares, valued at $0.25 per share and $7,280 cash pursuant to this private placement.

Pursuant to the flow-through shares issued, the Company was committed to spend $253,000 on Canadian Explorations Expenditures (“CEE”).  As of December 31, 2004, the Company’s remaining commitment was $210,227.

[b]

Stock options

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2003 (audited)	416,000	0.20
Granted	252,000	0.20
Exercised	(312,000)	0.20
Cancelled	(152,000)	0.20

Outstanding, March 31, 2004 (audited)	204,000	0.20
Granted	1,350,000	0.37
Exercised	(100,000)	0.20
Cancelled and forfeited	(179,000)	0.28

Outstanding, December 31, 2004 (unaudited)	1,275,000	0.37

Exercisable at end of period	1,175,000	0.38

[b]

Stock options

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2003 (audited)	416,000	0.20
Granted	252,000	0.20
Exercised	(312,000)	0.20
Cancelled	(152,000)	0.20

Outstanding, March 31, 2004 (audited)	204,000	0.20
Granted	1,350,000	0.37
Exercised	(100,000)	0.20
Cancelled and forfeited	(179,000)	0.28

Outstanding, December 31, 2004 (unaudited)	1,275,000	0.37

Exercisable at end of period	1,175,000	0.38

Additional information regarding options outstanding as at December 31, 2004 is as follows:

	Outstanding			Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.25-0.40	1,275,000	1.98	0.37	1,175,000	0.38

The total fair value of incentive stock options granted during the period was $122,100 (2004 - $9,085) which was fully recognized. The weighted average grant date fair value of options granted during the period was $0.09 (2004 – $0.036).

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	December 31, 2004 (unaudited)	March 31, 2004 (audited)

Interest rate	3.13%	3.11%
Expected life (in years)	2	2
Expected volatility	49%	36%

[c]

Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2003 (audited)	2,562,500	0.17
Issued with private placement (Note 5[a][i])	186,700	0.20
Exercised	(315,424)	0.19
Expired	(2,383,576)	0.17

Balance, March 31, 2004 (audited)	50,200	0.20
Issued with private placement (Note 5[a][ii])	3,000,000	0.20
Issued with private placement (Note 5[a][iii])	1,153,365	0.35
Exercised	(63,000)	0.20
Expired	(200)	0.20

Balance, December 31, 2004 (unaudited)	4,140,365	0.24

At December 31, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

2,987,000	$0.20	April 22, 2005
1,053,365	$0.35	April 13, 2006
100,000	$0.35	April 25, 2006

6.

Related Party Transactions/Balances

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	3 Months Ended December 31		9 Months Ended December 31
	2004	2003	2004	2003
	$	$	$	$
Management fees paid to a company controlled by the President of the Company.	7,500	7,500	22,500	22,500
Property supervision fees paid to a company controlled by the President of the Company.	7,500	7,500	25,800	22,500
Rent paid to a company with common officers and directors.	3,372	1,950	9,803	5,850
Fees for claim staking, paid to a company controlled by a relative of the President.	12,632	–	40,232	–

	19,773	1,950	67,330	18,900

6.

Related Party Transactions/Balances (continued)

[b]

No amounts (March 31, 2004 (audited) - $1,983), were due to the President of the Company.

[c]

The amount of $5,014 (March 31, 2004 (audited) - $52,515 due to), due from a company controlled by the President of the Company, is non-interest bearing, unsecured and due on demand.

[d]

The amount of $54 (March 31, 2004 (audited) - $12,002), represents accumulated costs for shared office expenses, administration wages and rent and was due to a company with common officers and directors. This amount is non-interest bearing, unsecured and due on demand.  The full balance was paid subsequent to the period end.

[e]

See Note 4[b] and [c] for mineral property option agreements with related parties.

7.

Income Taxes

At March 31, 2004, the Company had non-capital losses of $695,000 to carry forward to reduce future years' taxable income, expiring as follows:

	$		$
2005	113,000	2009	89,000
2006	80,000	2010	105,000
2007	51,000	2011	119,000
2008	58,000

No adjustments have been made to the tax account balances for interim periods.

At March 31, 2004, the Company had cumulative Canadian Exploration Expenses of $582,000 which are deductible at a rate of 100% each year against future years’ taxable income and have no expiry date.

At March 31, 2004, the Company had cumulative Canadian Development Expenses of $893,000 which are deductible at a rate of 30% each year against future years’ taxable income and have no expiry date.

At March 31, 2004, the Company had Foreign Exploration and Development Expenses of $282,000 which are deductible at a rate of 10% each year against future years’ taxable income and have no expiry date

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

8.

Subsequent Event

On February 2, 2005, the Company closed a non-brokered private placement of 1,666,667 units at a price of $0.30 per unit, for total proceeds of $500,000. Each unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share exercisable at a price of $0.40 per share, expiring February 2, 2006.   The warrants are not exercisable if after their exercise, the investor will hold greater than 18% of the outstanding shares of the Company.

LOGAN RESOURCES LTD.

 MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SECOND QUARTER ENDED DECEMBER 31, 2004

(Prepared February 26, 2005)

INTRODUCTION

The following discussion assumes that the reader has access to the Company’s year-end and interim financial statements since the last year-end, and the Company’s year-end detailed management discussion and analysis (“MD&A”).  The Company’s detailed MD&A for the current year was filed with the Company’s first quarter, June 30, 2004 as required in the new Form 51-102F1 rules.  All of these documents are available on the Sedar website at www.sedar.com and the US Securities and Exchange Commission website at www.sec.gov.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. is a mineral exploration company. Its main focus is on gold, copper and uranium property acquisition, exploration and development.  The Company currently owns, or has an option to own, three mineral properties (two gold and one silver) in British Columbia designated as Albert Creek, Redford and Antler Creek (previously called Ecom), two mineral properties in the Yukon designated as Shell Creek and Heidi Properties and one uranium property in the Athabaska Basin, Saskatchewan. The Shell Creek (gold, copper and uranium) and Heidi (gold) properties were recently optioned from Shawn Ryan.

FINANCIAL SUMMARY

During the quarter, the Company completed a private placement, for net proceeds of $407,561.  Exploration expenditures in the quarter amounted to $44,480 consisting mostly of post field work costs on the Shell Creek summer trenching program.  Approximately $25,000 was spent on staking new claims at the Shell Creek property in the Yukon and the Carswell property in Saskatchewan.  Administration expenses were up considerably from comparative periods due to overall increased activity and large non-cash charges for incentive stock options granted.

RESULTS OF OPERATIONS

Net loss in the current quarter was $101,500 compared to $21,064 in the prior year.  Similarly, the year-to-date loss was $386,988 compared to $64,112 in the prior year.  The main increases occurred in administrative salaries, investor relations, legal, office and rent, stock-based compensation and travel and promotion.  Early in the year, after activity in the company increased, management decided to reduce reliance on consultants and increase office staff.  The company now shares a receptionist, accountant and regulatory and property administration person with another public company.  Rent similarly increased when the Company moved to larger premises.  Accounting and audit increased due to increased audit accruals and work on the Company’s 20F registration with the SEC, completed in August.  Investor relations costs were up over the prior year due to the hiring of investor relations consultants in the first quarter and third quarters.    Legal fees were higher this year due to the 20F registration costs and private placement financings completed in the first and third quarters.  Stock-based compensation represents the value of stock options granted to employees and consultants during the period.  See the notes to the financial statements for details of the options valuation.  Travel and promotion was up due to increased efforts to keep the public informed of the Company’s activities including attendance at the Calgary Investment Conference in April, the New York Gold Show in June, the Yukon Geoscience forum, and the San Francisco investor show in November.

The gain on property option represents the value of shares received on the optioning of the Company’s interest in the Albert Creek property, that exceeded the Company’s cost of acquisition of the interest.

SUMMARY OF QUARTERLY RESULTS (expressed in Canadian dollars)

(prepared in accordance with Canadian generally accepted accounting principles)

	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003
Net loss	(101,500)	(103,207)	(182,281)	(83,508)	(21,064)	(19,849)	(23,199)	(26,347)
Net loss per share	(0.01)	(0.01)	(0.02)	(0.007)	(0.002)	(0.002)	(0.003)	(0.005)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items were the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

LIQUIDITY

As at December 31, 2004, the Company had a working capital deficit of $120,672 and a shortfall of $153,379 in flow-through funds. On February 2, 2005, the Company closed a non-flow-through private placement for $500,000 which has corrected the situation (see subsequent events below).  In the longer term, in order to continue operations and in particular, to fund the expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital.  The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPENDITURE COMMITMENTS

The Shell Creek, Heidi and Albert Creek properties are held under option agreements.  Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these requirements are listed in the notes to the financial statements.

At the date of this report, all payments on the above 3 options were up to date except the July 15, 2004 share issue requirement of 50,000 shares, on the Heidi property option, the January 15, 2005 share issue requirement of 100,000 shares on the Heidi property option and the January 15, 2005 share issue requirement of 100,000 shares on the Shell property option.  The Company expects to issue these shares in the near future. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Exploration expenditure commitments for the Albert Creek property will be funded by Forsys Technologies Inc., the optionee of the property.

The Redford, Antler Creek and Carswell properties have no payment requirements, beyond the standard assessment exploration, to stay in good standing.

Pursuant to various flow-through share agreements, the Company was committed, as at December 31, 2004, to incur a further $210,227 of Canadian Exploration Expenditures during various time periods ending in 2006.

Management expects to fund the above commitments and keep the properties in good standing from current cash reserves and through future private placements and public offerings.

RELATED PARTY TRANSACTIONS

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties; and $2,500 per month for general office administration services including financial reporting, liaison with professionals, continuous disclosure and general office functions.

A director, Judith Mazvihwa, is paid varying amounts for property assessment and regulatory management on a shared salary basis with International KRL Resources Corp.  Salary compensation costs during the quarter for this individual amounted to $6,430.

International KRL Resources Corp. is a resource exploration company that has 3 common directors with the Company, including the President of both companies, Seamus Young.  International KRL Resources Corp. has an informal cost sharing arrangement with the Company for office space and administrative services.  Amounts owing between the Companies are listed in the notes to the financial statements.

The Company paid $40,232 during the year to date period including $12,632 during the quarter, to 643990 Inc., a company owned by Timothy Young, the son of the President.  This payment was for staking claims on the Redford and Carswell properties.

EXPLORATION EXPENDITURES

During the prior year the company incurred $27,833 on explorations expenditures in the first three quarters.  During the current year-to-date the Company incurred $231,452 on exploration expenditures. The major items in this amount were $120,301 on a drill program on the Redford property in BC and $96,491 on a trenching program on the Shell Creek property in the Yukon.  See note 5 in the financial statements for a further breakdown of expenditures and below for details of the programs.

OUTSTANDING SHARE CAPITAL

As at February 23, 2005, the Company had the following securities outstanding:

Common shares issued and outstanding	16,331,530
Share purchase options	1,275,000
Share purchase warrants	5,682,032
Fully Diluted	23,288,562

SIGNIFICANT EVENTS AND TRANSACTIONS

Uranium Property Acquisition

Logan Resources Ltd. acquired a uranium property in the Carswell Dome Formation, Saskatchewan in the Athabasca Basin. The property, acquired by staking, consists of two claims and is adjacent to the Cluff Lake Mine.  The claim block covers an area of 7.604 hectares (18,789 acres).

Private Placement

Logan Resources Ltd. closed a non-brokered private placement on October 13, 2004, consisting of 647,365 flow-through units (“FT Units”) and 1,012,000 non-flow-through units (“NFT Units”), all at a price of $0.25 per unit, for total proceeds of $414,841.  Each NFT Unit consists of one common share in the capital of the Company and one share purchase warrant (a “Warrant”), and each FT Unit consists of one flow-through common shares and one-half of one Warrant.  One whole Warrant entitles the holder to buy one additional common share in the capital of the Company for a period of eighteen (18) months at a price of $0.35 per share.  The Company paid $7,280 and issued 56,818 common shares as finders fees in connection with the private placement. All securities issued pursuant to this private placement are subject to a four month hold period.

The proceeds from the private placement were used to explore the Company’s properties in B.C. and Yukon and general working capital.

Private Placement

See “Subsequent Events” for details on a Private Placement completed on February 7, 2005.

MINERAL PROPERTY UPDATE

Albert Creek Property (British Columbia)

Albert Creek was optioned to Forsys Technologies Inc. (Forsys) and the property has a $200,000 exploration budget for 2005. Under the terms of the option agreement, Forsys has the right to earn the Company’s 51% interest in the property and an option to earn a further 20% of the property by taking the property to bankable feasibility.

Antler Creek Property (British Columbia)

As reported in the last un-audited financial statements, Logan Resources Ltd. is seeking a joint venture partnership for the Antler Creek property.

Redford Property (British Columbia)

As reported in the last un-audited financial statements, Logan Resources Ltd. is also seeking a joint venture partnership for the Redford property.

Shell Creek Property (Yukon)

Logan Resources Ltd. increased its Shell Creek property by 57 claim units from 432 to 488 claim units. The Shell Creek property now covers an area of 98km2. The mapping and rock chip sampling program reported in previous quarter was completed. The program was successful in identifying the source and setting of the visible gold previously identified in quartz float on the property.

Logan Resources Ltd. is seeking a joint venture partnership for the Shell Creek property.

Heidi Property (Yukon)

Logan Resources Ltd. carried out a two day field evaluation program, in August 2004. The program focused on examining and sampling trenches dug on the discovery zone and other selected mineralized zones. A total of 19 rock chip samples were collected and sent for assay. The results show the presence of anomalous arsenopyrite in samples containing elevated gold values (Gold values in the rock chip samples ranged from 1.62g/t Au to 19.87g/t Au).

The magnetic and Induced Polarization (IP) geophysical anomalies were compiled with soil geochemistry anomalies to help the property evaluation.

Work carried out on the Heidi Property by Logan Resources Ltd. and previous operators has identified potential drill targets. The property is now drill ready, and an extensive diamond drill program is planned when funds are available.

The Company is seeking a joint venture partnership for this property.

GRANT OF OPTIONS

Logan Resources Ltd. announced the grant of 100,000 incentive stock option on November 18, 2004 under its Option Plan, to Pivotal Communications Inc., exercisable at $0.25 for two years. See “Investor Relations Activity” for details.

INVESTOR RELATIONS ACTIVITY

Logan Resources Ltd. retained Pivotal Communications Group Inc. (“Pivotal”), to provide investor relations services to the Company.  The principal of Pivotal is Sunita Prasad, of Vancouver, BC with considerable experience in the financial services business.   Under the terms of the agreement, the Company will pay Pivotal the sum of $4,000 per month, plus GST, for a period of four months, and has agreed to grant 100,000 incentive stock options exercisable at a price of $0.25 per share. Any shares issued upon exercise of the options will be subject to a hold period of four months from the date of the grant.

SUBSEQUENT EVENTS

Private Placement

The Company negotiated and completed a non-brokered private placement for 1,666,667 units at $0.30 per unit, for a total of $500,000 with Greyling Investments Inc.  Greyling Investments Inc. was not previously a shareholder of the Logan Resources Ltd. Each unit (a “Unit”) consists of one common share in the capital of the Company and one share purchase warrant (a “Warrant”).  One Warrant will entitle the holder to buy an additional common share in the capital of Logan Resources Ltd. for a period of one year at a price of $0.40 per share.  No finders fees will be paid in connection with the private placement. All securities to be issued pursuant to this private placement will be subject to a four month hold period.

The proceeds for the private placement will be used to explore the Company’s properties in British Columbia, Yukon and Saskatchewan and general working capital.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresource.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov .

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

LOGAN RESOURCES LTD.

720-475 HOWE STREET

VANCOUVER

BRITISH COLUMBIA

V6C 2B3

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, BC

Peter F. Cummings, Delta, BC

George Anderson, Chase, BC

Charles D. Mooney, North Saanich, BC

Judith T. Mazvihwa, Vancouver, BC

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

Robert G. Lewis, Corporate Secretary

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver

BC

V6Z 2M1

4.

AUDITORS

Manning Elliott Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver

BC

V6E 3S7

5.

TRADE SYMBOL

LGR- TSX-Venture

      LGREF- PK (USA)

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Seamus Young, CEO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

February 28, 2005

“Seamus Young”
____                ____
Seamus Young
President and CEO

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Judith T. Mazvihwa, CFO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd. or the period ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

February 28, 2005

“Judith T. Mazvihwa”

____________________
Judith T. Mazvihwa

CFO

LOGAN RESOURCES LTD.

720 – 475 Howe Street

Vancouver, BC   V6C 2B3

(604) 689-0299 tel

(604) 689-0288 fax

February 28, 2005

VIA SEDAR

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, BC   V7Y 1L2

Dear Sir/Madam:

Re:

Logan Resources Ltd. (the “Company”)

Mail-Out of Quarterly Financial Statements

As required by the Canadian Securities Administrators' National Instrument 54-101, the company maintains a Supplemental Mailing List and we have mailed the Quarterly Report for the Quarter ended December 31, 2004, the shareholders on the Supplemental Mailing List.

Please contact the undersigned at (604) 689-0299 if you have any questions.

Yours truly,

LOGAN RESOURCES LTD.

Judith T. Mazvihwa